UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, Colorado 80121

Tel: (303) 399-6177

With a Copy to:

Jeffrey M. McPhaul

Winstead PC

2728 N. Harwood Street

Suite 500

Dallas, Texas 75201

Tel: (214) 745-5394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,121,115 (1) (2) (4)
	8	SHARED VOTING POWER 10,139 (3)
	9	SOLE DISPOSITIVE POWER 52,121,115 (1) (2) (4)
	10	SHARED DISPOSITIVE POWER 10,139 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,131,254 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.04% (5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 15,000,000 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) and 12,200,000 shares of Common Stock issued to the Reporting Person upon exchange of $1,073,600 in principal amount under a Term Note, held directly by the Reporting Person.
(2)	Includes 19,555,832 shares of Common Stock directly held by the Reporting Person and 32,483 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 69,471,230 shares of Common Stock of the Issuer, which consists of (i) 35,064,475 shares of Common Stock outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023, plus (ii) 32,483 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,332,800 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 11,508,672 shares of Common Stock issued to the Reporting Person upon conversion of shares of Series J Preferred Stock held directly by the Reporting Person on June 5, 2023, plus (v) 12,200,000 shares of Common Stock issued to the Reporting Person upon exchange of $1,073,600 in principal amount under a Term Note, plus (vi) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 15 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021, Amendment No. 7 to the Schedule 13D filed on April 5, 2021, Amendment No. 8 to the Schedule 13D filed on June 15, 2021, Amendment No. 9 to the Schedule 13D filed on July 8, 2021, Amendment No. 10 to the Schedule 13D filed on April 22, 2022, Amendment No. 11 to the Schedule 13D filed on September 9, 2022, Amendment No. 12 to the Schedule 13D filed on September 14, 2022, Amendment No. 13 to the Schedule 13D filed on September 22, 2022 and Amendment No. 14 to the Schedule 13D filed on June 16, 2022 (as amended, the “Schedule 13D”).  This Amendment No. 15 is being filed in connection with the entry by the Reporting Person into a letter agreement with Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”) on June 29, 2023 and the exchange, pursuant thereto, of $1,073,600 in principal amount under a Term Note for 12,200,000 shares of Common Stock of the Issuer. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 15 shall have the meaning ascribed to such term in the Schedule 13D.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented to include the following:

The name of the Issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation. The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This statement constitutes Amendment No. 15 to the Schedule 13D filed by the Reporting Person, a natural person, relating to the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”). This Amendment No. 15 is being filed in connection with the entry by the Reporting Person into a letter agreement with the Issuer on June 29, 2023, pursuant to which the Reporting Person exchanged $1,073,600 in principal amount under a Term Note for 12,200,000 shares of Common Stock of the Issuer.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 29, 2023, the Reporting Person entered into a letter agreement with the Issuer pursuant to which the Reporting Person exchanged $1,073,600 in principal amount under a Term Note for 12,200,000 shares of Common Stock of the Issuer.

The Term Note reflecting the principal amount exchanged pursuant to the letter agreement was acquired by the Reporting Person from the Issuer in a private placement pursuant to a Securities Exchange and Loan Agreement, dated April 10, 2022, by and between the Issuer and the Reporting Person reported in a prior amendment to this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 29, 2023, the Reporting Person entered into a letter agreement with the Issuer pursuant to which the Reporting Person exchanged $1,073,600 in principal amount under a Term Note for 12,200,000 shares of Common Stock of the Issuer.

The Reporting Person continues to evaluate his investment in the Issuer, including seeking advice from investment advisors, and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series I Preferred Stock, Series J Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	52,131,254	(1) (2) (3) (4)
Percent of class:	75.04	%(5)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	52,121,115	(1) (2) (4)
Shared power to vote or direct the vote:	10,139	(3)
Sole power to dispose or direct the disposition of:	52,121,115	(1) (2) (4)
Shared power to dispose or direct the disposition of:	10,139	(3)

(1)	Includes 15,000,000 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) and 12,200,000 shares of Common Stock issued to the Reporting Person upon exchange of $1,073,600 in principal amount under a Term Note, held directly by the Reporting Person.
(2)	Includes 19,555,832 shares of Common Stock directly held by the Reporting Person and 32,483 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 69,471,230 shares of Common Stock of the Issuer, which consists of (i) 35,064,475 shares of Common Stock outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023, plus (ii) 32,483 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,332,800 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 11,508,672 shares of Common Stock issued to the Reporting Person upon conversion of shares of Series J Preferred Stock on June 5, 2023, plus (v) 12,200,000 shares of Common Stock issued to the Reporting Person upon exchange of $1,073,600 in principal amount under a Term Note, plus (vi) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

(c) Except as set forth herein, the Reporting Person has not acquired or disposed of any other securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 29, 2023, the Issuer entered into a letter agreement with the Reporting Person, who is the current Vice Chairman of the Board, pursuant to which the Reporting Person pursuant to which the Reporting Person exchanged $1,073,600 in principal amount under a Term Note for 12,200,000 shares of Common Stock of the Issuer.

In addition, pursuant to the letter agreement the Reporting Person acknowledged and agreed that the aggregate number of shares of Common Stock that the Issuer may issue in connection with the exchange of the converted principal amount of the Term Note may not exceed that number of shares which would result in the Reporting Person holding more than 33.33% of the Issuer’s then outstanding shares of Common Stock (“Share Cap”), as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, unless Issuer stockholder approval is obtained to issue more than the Share Cap in accordance with the rules of the principal market on which Issuer’s Common Stock is listed.

The foregoing descriptions of the terms of the letter agreement do not purport to be complete and are qualified in their entirety by the contents of the letter agreement a copy of which is incorporated by reference as an Exhibit, and is incorporated herein by reference.

Except as described in this Item 6 of the Schedule 13D (as amended to date), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Letter Agreement between Navidea Biopharmaceuticals, Inc. and John K. Scott Jr. dated June 29, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2023

/s/ John K. Scott, Jr.
John K. Scott, Jr.